ALLIED GOLD MINING PLC

THE INFORMATION CONTAINED HEREIN IS RESTRICTED AND IS NOT FOR PUBLICATION, RELEASE OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES OR ANY JURISDICTION IN WHICH SUCH PUBLICATION RELEASE OR DISTRIBUTION WOULD BE UNLAWFUL

16 August 2011

Allied Gold Mining PLC

("Allied Gold" or the "Company")

RESIGNATION OF A DIRECTOR

Allied Gold advises that Mr Greg Steemson has resigned as a Director of the Company to pursue other interests.

The Board of Allied Gold would like to express its gratitude to Mr Steemson, a founding Director of the Company, for his contribution to the development of the Company's operations throughout his tenure as a Non-Executive Director.

The Board wishes him success in his future endeavours.

The Board has commenced procedures pursuant to its Selection and Appointment Policy for the appointment of a further Director to the Company, cognisant of the current board composition and ensuring continued compliance with the Financial Reporting Council's Corporate Governance Code, whilst also ensuring further competencies are brought to the Board.

For further information:

Allied Gold Mining PLC (Investor and Media) - Simon Jemison, +61 418 853 922

RBC Capital Markets (Joint Corporate Broker) – Stephen Foss / Matthew Coakes / Daniel Conti, +44 (0) 207 653 4000

Oriel Securities (Joint Corporate Broker) - Jonathan Walker / Michael Shaw, +44 (0) 207 710 7600

Buchanan (Financial PR Advisor) - Bobby Morse / Charles O'Brien / Katharine Sutton, +44 (0) 207 466 5000